Hitch Hotel, Inc.



ANNUAL REPORT

24852 Avenue Rockefeller

Santa Clarita, CA 91355

0

www.hitchhotel.com

This Annual Report is dated April 28, 2021.

BUSINESS

Hitch Hotel is an expandable, lightweight, traveling hotel. The Hitch Hotel sleeps 2 people comfortably, off the ground and in a secure environment and requires minimal setup. Hitch Hotel stores almost anywhere and requires only 3' x 5' space. The RV and Camping markets have grown over 200% in the last 8 years and Hitch Hotel is poised to capitalize on that. Hitch Hotel is innovating the global outdoor adventure market by providing a low price point and alternative for those who do not have the storage space.

Hitch Hotel has created alliances with both Chinese and U.S. Manufacturers to build complete Hitch Hotel Units. If we continue on our current trajectory, we believe we will be able to continue our online sales and build our dealer network worldwide. At the present time, we have verbal commitments from dealers and distributors across the Globe.

Hitch Hotel Inc. previously operated as a California S-Corp (Hitch Hotel, Inc.) on April 21, 2015 and merged into the Delaware C-Corp conducting this Offering on December 11th, 2019.

Previous Offerings

Between 2020 and 2019, we sold _____0____ [shares of common stock] in exchange for $_0.00_____ per share under Regulation Crowdfunding.

Type of security sold: Debt

Final amount sold: $287,600.00

Use of proceeds: Startup costs which include -Prototypes, patents, insurance, molds, travel

Date: May 15, 2015
Offering exemption relied upon: 506(b)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2020 Compared to 2019

Year ended December 31, 2020, compared to the year ended December 31, 2019.

Capital:
A total of around $128,000.00 in capital was raised in 2020. We believe this number is reflective of the worldwide economy during the global pandemic. We were not able to travel to our manufacturer in Foshan, therefore we were not able to get our manufacturing process completed before years end. Based on the above we spent roughly 47% less in fiscal year 2020 than we did in 2019.

January / June:
We spent the first quarter of 2020 preparing for our Startengine launch. Additionally, we were focused on completing the first working prototype of our newest product The Traveler. We launched our campaign in early March and within one week the global pandemic shuttered the US and global economy. In our first 2 months of our campaign going live we created an aggressive marketing campaign to gain further traction around the world. We were again seen globally and had our marketing campaign translated into multiple languages. Based on the above, we raised $32,085.00 from 49 investors. The average investment about was $655.00.

July / December:

Once we realized that our campaign was not performing the way we had hoped, we began working with our reps from Startengine to build a worldwide advertising campaign on social media. Additionally, we worked closely with our partners in Foshan to finalize our assembly line process of manufacturing. It was during this time that we were able to announce that we had joined forces with our manufacturer to allow us to distribute our product line worldwide using their partners around the globe. This, along with many other promising updates and announcements, enabled us to finish the year off by raising approximately $128,000.00 from 252 investors. The average investment was $507.00.

Year ending December 31, 2020 forecast:
At the time of this report, we have raised $260,395.00 from 453 investors. The average investment is $574.00. In the first 4 months of 2021 we've already doubled the total amount raised in 2020. Our manufacturing process is now complete and our first production samples will be arriving from Foshan in early May. We have over 1760 potential investors following us, and we hope to be able to convert them to investors as we move through the year. Our social media exposure has grown exponentially over the last 18 months and we have a long list of people asking when they can order. We will begin taking orders as soon as our First 100 Club backers commitments have been satisfied. Now that we have a global distribution network set up with our manufacturing partner, we believe we can build and deliver 300 units worldwide beginning in late Q2 early Q3 of 2021. We are projecting that Q4 will see a large increase in units shipped because of our worldwide distribution. We have set up a distribution partner in New Zealand that we also believe will extend into Australia. With Foshan China being centrally located around the globe, getting product to those 2 countries quickly, and in time for their summer, should not be too difficult.

Liquidity and Capital Resources

At December 31, 2020, the Company had cash of $4,054.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: DHL

Amount Owed: $9,000.00

Interest Rate: 0.0%

Maturity Date: April 01, 2019

Creditor: Denis D'Amato

Amount Owed: $220,000.00

Interest Rate: 10.0%

Maturity Date: December 18, 2022

Note payable due in monthly installments of $1,000 including interest 6 months after first sale, at 10% per annum.

Creditor: Joe and John Spect

Amount Owed: $40,000.00

Interest Rate: 10.0%

Maturity Date: December 18, 2022

Note payable due upon demand, at 10% per annum.

Creditor: Dan Kyrszan

Amount Owed: $60,000.00

Interest Rate: 10.0%

Maturity Date: December 12, 2022

Creditor: Jeff Kantor

Amount Owed: $60,000.00

Interest Rate: 10.0%

Maturity Date: December 12, 2022

Creditor: Hollis Elliot

Amount Owed: $36,000.00

Interest Rate: 10.0%

Maturity Date: November 01, 2022

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Geoff Patterson

Geoff Patterson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO- Co Founder

Dates of Service: April 22, 2015 - Present

Responsibilities: Product Development, marketing, and overseeing manufacturing. There will be $75K allocated for salary once Hitch Hotel is profitable, and so far 853,000 shares of Common Stock have been issued to Geoff Patterson.

Position: Director

Dates of Service: April 22, 2015 - Present

Responsibilities: Director

Name: Gil Goren

Gil Goren's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Vice President Co-Founder

Dates of Service: April 15, 2018 - Present

Responsibilities: Sales, Marketing, Ambassador

Position: Sales and Marketing

Dates of Service: April 14, 2018 - Present

Responsibilities: Outside and Inside Sales. Marketing via Social Media and other platforms. Outside Sales and Marketing. There will be $75k allocated for salary but no equity compensation until Hitch Hotel is profitable.

Other business experience in the past three years:

Employer: ACME Made in America

Title: Sales Director

Dates of Service: April 14, 2014 - March 07, 2018
Responsibilities: Sales

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2020, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Geoff Patterson

Amount and nature of Beneficial ownership: 853,000

Percent of class: 85.3

RELATED PARTY TRANSACTIONS

The Company has not conducted any related party transactions

OUR SECURITIES

Our authorized capital stock consists of _4,000,000_____ shares of common stock, par value $_____0.0001__ per share. As of December 31, 2020, _____1,026,134_____- shares of common stock are outstanding. The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws.
[Add any preferred stock authorized and/or issued]

[Insert dividends, redemption and other provisions included in Reg CF if applicable]

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 28, 2021.

Hitch Hotel, Inc.

By   /s/ *Geoff Patterson*

      Name: Geoff Patterson

      Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

HITCH HOTEL, INC.

REVIEWED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2020 AND 2019



CERTIFIED   PUBLIC   ACCOUNTANTS   &   CONSULTANTS



George R. Applebaum, CPA
Scott M. Biehl, CPA
Andy R. Jones, CPA

1067 PARK VIEW DRIVE • COVINA, CA 91724-3748 • (626) 858-5100 • FAX (626) 332-7012

Independent Accountants' Review Report

Board of Directors
Hitch Hotel, Inc.
Valencia, CA

We have reviewed the accompanying financial statements of Hitch Hotel, Inc. (a corporation), which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of operations and changes in shareholders' deficit and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.



George R. Applebaum, CPA
Scott M. Biehl, CPA
Andy R. Jones, CPA

1067 PARK VIEW DRIVE • COVINA, CA 91724-3748 • (626) 858-5100 • FAX (626) 332-7012

Supplementary Information

The supplementary information included in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The supplementary information has been subjected to the review procedures applied in our review of the basic financial statements. We are not aware of any material modifications that should be made to the supplementary information. We have not audited the supplementary information and do not express an opinion on such information.

Rogers, Clem & Company

ROGERS, CLEM & COMPANY

April 26, 2021
Covina, California

HITCH HOTEL, INC.
BALANCE SHEET
DECEMBER 31, 2020 AND 2019

ASSETS

	2020	2019
CURRENT ASSETS:		
Cash	$ 4,054	$ 8,317
Other receivable	33,385	-
Total current assets	37,439	8,317
PROPERTY AND EQUIPMENT, net of accumulated depreciation of $68,692 and $35,403	209,195	178,191
INTANGIBLES, net of accumulated amortization of $28,661 and $20,403	113,671	117,149
NONCURRENT ASSETS:		
Deferred tax asset	247,064	190,936
Total assets	$ 607,369	$ 494,593

See Independent Accountants' Review Report and the accompanying notes which are an integral part of these financial statements

HITCH HOTEL, INC.
BALANCE SHEET (continued)
DECEMBER 31, 2020 AND 2019

LIABILITIES AND STOCKHOLDERS' DEFICIT

	2020	2019
CURRENT LIABILITES:		
Accounts payable	$ 5,121	$ 5,121
Income tax payable	1,811	2,717
Customer deposits	335,859	337,359
Interest payable	124,214	70,166
Notes payable, current portion	44,093	36,000
Total current liabilities	511,098	451,363
NONCURRENT LIABILITES:		
Notes payable, net of current portion	441,971	380,000
Total liabilities	953,069	831,363
STOCKHOLDERS' DEFICIT:		
Common stock, 4,000,000 shares authorized $0.0001 par value, 1,026,134 and 1,000,000 issued and outstanding	1,003	1,000
Paid in capital	246,417	122,570
Accumulated deficit	(593,120)	(460,340)
Total stockholders' deficit	(345,700)	(336,770)
Total liabilities and stockholders' deficit	$ 607,369	$ 494,593

See Independent Accountants' Review Report and the accompanying notes which are an integral part of these financial statements

HITCH HOTEL, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2020 AND 2019

	2020	2019
SALES	$ -	$ -
COST OF SALES	-	-
Gross profit from sales	-	-
OPERATING EXPENSES	134,060	222,864
Loss from operations	(134,060)	(222,864)
OTHER INCOME (EXPENSES):		
Interest expense	(54,048)	(37,390)
Loss before provision for income taxes	(188,108)	(260,254)
PROVISION FOR (BENEFIT FROM)		
INCOME TAXES:		
Current	800	800
Deferred	(56,128)	(76,938)
Net loss	$ (132,780)	$ (184,116)

See Independent Accountants' Review Report and the accompanying notes which are
an integral part of these financial statements

HITCH HOTEL, INC.
STATEMENT OF STOCKHOLDERS' DEFICIT
FOR THE YEAR ENDED DECEMBER 31, 2020 AND 2019

	Common Stock		Paid in Capital		Unappropriated Retained Earnings/ (Accumulated Deficit)		Total	
Balance as of January 1, 2019	$	1,000	$	112,673	$	(276,224)	$	(162,551)
Net loss		-		-		(184,116)		(184,116)
Additional paid in capital		-		9,897		-		9,897
Balance as of December 31, 2019	$	1,000	$	122,570	$	(460,340)	$	(336,770)
Balance as of January 1, 2020	$	1,000	$	122,570	$	(460,340)	$	(336,770)
Net loss		-		-		(132,780)		(132,780)
Common stock issued		3		-		-		3
Additional paid in capital		-		123,847		-		123,847
Balance as of December 31, 2020	$	1,003	$	246,417	$	(593,120)	$	(345,700)

See Independent Accountants' Review Report and the accompanying notes which are
an integral part of these financial statements

HITCH HOTEL, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2020 AND 2019

	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (132,780)	$ (184,116)
Adjustments to reconcile net loss		
to net cash used in operating activities:		
Depreciation and amortization	41,547	28,229
Changes in operating assets and liabilities:		
Other receivables	(33,385)	-
Deferred taxes	(56,128)	(76,938)
Income taxes payable	(906)	886
Customer deposits	(1,500)	127,435
Interest payable	54,048	37,390
Net cash used in operating activities	(129,104)	(67,114)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Capital expenditures	(64,293)	(83,390)
Intangible expenditures	(4,780)	(6,200)
Additional paid in capital	123,847	9,897
Net cash provided by investing activities	54,774	(79,693)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from notes payable	72,064	128,400
Repayments of notes payable	(2,000)	-
Issuance of common stock	3	-
Net cash provided by financing activities	70,067	128,400
Net decrease in cash	(4,263)	(18,407)
Beginning cash	8,317	26,724
Ending cash	$ 4,054	$ 8,317

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

Cash paid during the period for:

Interest	$ -	$ -
Income taxes paid	$ 1,600	$ -
Equipment acquired through financing agreements	$ 46,064	$ -

See Independent Accountants' Review Report and the accompanying notes which are
an integral part of these financial statements

1. ORGANIZATION AND BUSINESS:

Hitch Hotel, Inc. (the "Company") is a Delaware corporation organized on Decmeber 9, 2019. Hitch Hotel, Inc. a California corporation organized on April 21, 2015 merged with the Company in Decmeber 2019. The company is a leading innovator of expandable, lightweight wheel-less trailers and storage options for the outdoor advernture and recreational markets.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The Company uses the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

USE OF ESTIMATES

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

RECENT ACCOUNTING PRONOUNCEMENTS

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments , which creates a new credit impairment standard for financial assets measured at amortized cost and available-for-sale debt securities. The ASU requires financial assets measured at amortized cost (including loans, trade receivables and held-tomaturity debt securities) to be presented at the net amount expected to be collected, through an allowance for credit losses that are expected to occur over the remaining life of the asset, rather than incurred losses. The ASU requires that credit losses on available-for-sale debt securities be presented as an allowance rather than as a direct write-down. The measurement of credit losses for newly recognized financial assets (other than certain purchased assets) and subsequent changes in the allowance for credit losses are recorded in the statement of income as the amounts expected to be collected change. The ASU is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company does not intend to early adopt. The Company is currently evaluating the impact of adopting this new guidance on its financial statements and does not expect the impact to be significant.

CASH AND CASH EQUIVALENTS

Cash consists of unrestricted cash in bank accounts.

PROPERTY AND EQUIPMENT

Property and equipment are carried at cost. Depreciation expense is computed under the straight-line method over the estimated useful lives of the assets, which are generally three to seven years.

See Independent Accountants' Review Report

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

PROPERTY AND EQUIPMENT (Continued)

When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in income for the period. The cost of maintenance and repairs is charged against income as incurred, whereas significant renewals or betterments are capitalized. Depreciation expense for the year ended December 31, 2020 and 2019 totaled $33,289 and $20,249, respectively.

INTANGIBLE ASSETS

Intangible assets consist of start-up costs, website design, and patents, which are amortized over the expected lives of the assets, which is generally fifteen to twenty years.

In accordance with GAAP, long-lived assets to be held and used are analyzed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recovered. The Company evaluates at each balance sheet date whether events and circumstances have occurred that indicate possible impairment. If there are indications of impairment, the Company uses future undiscounted cash flows of the related asset or asset grouping over the remaining life in measuring whether the assets are recoverable. In the event such cash flows are not expected to be sufficient to recover the recorded asset values, the assets are written down to their estimated fair value.

Long-lived assets to be disposed of are reported at the lower of the carrying amount or the fair value of the asset, less the cost to sell. Management has determined that no such impairment exists and therefore, no adjustments have been made to the carrying value of long-lived assets as of December 31, 2020 and 2019. Amortization expense for the year ended December 31, 2020 and 2019 totaled $8,258 and $7,980.

INCOME TAXES

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes (if any). Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement presentation and income tax purposes.

The differences relate primarily to depreciable assets (use of different depreciation method and lives for financial statement and income tax purposes), allowances for doubtful receivables and accrued vacation (deductible when paid) and net operating loss carry forwards. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for operating losses and tax credits that are available to offset future taxable income.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

REVENUE RECOGNITION

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers (Topic 606)." The FASB also issued additional ASUs containing various updates to Topic 606 which are to be adopted along with ASU 2014-09 (collectively, "the new revenue recognition standard," "ASC 606"). ASC 606 supersedes the revenue recognition requirements in ASC 605, "Revenue Recognition." In accordance with the new revenue recognition standard, an entity recognizes revenue when it transfers promised goods or services to customers using a five-step model that requires entities to exercise judgment when considering the terms of contracts with customers. For non-public companies, the new revenue recognition standard is effective for financial statements issued for annual periods beginning after December 15, 2018, and interim periods within those annual periods. Entities may adopt the new guidance retrospectively to each prior reporting period presented under a full retrospective approach, or as a cumulative-effect adjustment as of the date of adoption under a modified retrospective approach. The Company adopted ASC 606 on January 1, 2019 using the modified retrospective approach to contracts not completed as of the date of adoption, with no restatement of comparative periods, and a cumulative-effect adjustment to retained earnings recognized as of the date of adoption.

As part of the adoption of ASC 606, management performed an assessment of the impact the new revenue recognition standard would have on the financial statements. Management's assessment also considered required changes in internal controls resulting from the adoption of the new revenue recognition standard. Although new controls have been implemented as a result of the adoption, such changes were not deemed material. A summary of the impact of the adoption of ASC 606 on the financial statements is included below.

Under legacy guidance, the Company recognized revenues at a point in time upon meeting relevant revenue recognition criteria. Under ASC 606, the timing of revenue recognition for all revenue streams continue to be recognized at a point in time, and our performance obligations and revenue recognition timing and practices are substantially similar to how revenues were recorded under legacy guidance.

ADVERTISING

The Company expenses the cost of promotions and advertising its products and services as incurred. Total cost of advertising for the year ended December 31, 2020 and 2019 was $38,586 and $14,185, respectively.

RESEARCH AND DEVELOPMENT

Research and development costs are expensed as incurred. Costs associated with the development of tooling and molds beyond the feasibility stage are capitalized with the project to the corresponding fixed asset account. Total research and development costs expensed for the year ended December 31, 2020 and 2019 was $0 and $770, respectively.

3. PROPERTY AND EQUIPMENT:

As of December 31, 2020 and 2019, property and equipment consisted of the following:

	2020	2019
Software	$ 3,443	$ 3,443
Tooling and molds	225,880	210,151
Vehicles	48,564	-
	277,887	213,594
Less: accumulated depreciation	68,692	35,403
	$ 209,195	$ 178,191

4. INTANGIBLES:

As of December 31, 2020 and 2019, intangibles consisted of the following:

	2020	2019
Start-up costs	$ 62,932	$ 62,932
Website design	18,700	18,700
Patent	60,700	55,920
	142,332	137,552
Less: accumulated amortization	28,661	20,403
	$ 113,671	$ 117,149

5. NOTES PAYABLE:

	2020	2019
Note payable due as a ballon payment including interest at 10% per annum, due December 2022.	$ 20,000	$ 20,000
Note payable due as a ballon payment including interest at 10% per annum, due December 2022.	20,000	20,000

5.	NOTES PAYABLE: (Continued)	2020	2019
	Note payable due as a ballon payment including interest at 10% per annum, due December 2022.	64,500	60,000
	Note payable due as a ballon payment including interest at 10% per annum, due December 2022.	64,500	60,000
	Note payable due as a ballon payment including interest at 10% per annum, due December 2022.	235,000	220,000
	Note payable due as a ballon payment including interest at 10% per annum, due November 2020.	36,000	36,000
	Note payable due to Auto Nation, payable in in monthly installments of $897, including interest at 6.19%. Secured by property.	46,064	-
		486,064	416,000
	Less: current portion	44,093	36,000
		$ 441,971	$ 380,000

Interest expense related to these notes for the year ended December 31, 2020 and 2019 amounted to $54,048 and $37,390, respectively.

Maturities of notes payable obligations over the following five years are as follows:

Years Ending December 31,	Amount
2021	$ 44,093
2022	412,618
2023	9,177
2024	9,771
2025	10,405
Thereafter	-
	$ 486,064

6. INCOME TAXES:

As of December 31, 2020 and 2019, the components of income tax (benefit) expense are as follows:

	2020	2019
Current:		
Federal	$ -	$ --
State	800	800
	800	800
Deferred:		
Federal	16,865	(20,523)
State	(72,993)	(56,415)
	(56,128)	(76,938)
Income tax benefit	$ (55,328)	$ (76,138)

The principal timing difference between the book and tax calculation for income taxes relate to the use of accelerated depreciation for income tax purposes, interest expense accrual and net operating loss carryovers.

The deferred tax asset and deferred tax liability comprised the following:

	2020	2019
Deferred tax asset:		
Federal net operating loss carryover	$ 190,229	$ 154,911
State net operating loss carryover	61,941	50,141
Federal other assets and liabilities	26,253	14,903
State other assets and liabilities	11,051	6,273
Total deferred tax asset	289,474	226,228
Deferred tax liability:		
Federal depreciation	(42,410)	(35,292)
Total deferred tax liability	(42,410)	(35,292)
Net deferred tax asset	$ 247,064	$ 190,936

As of December 31, 2020 the Company has the following net operating loss carry-forwards which may be applied against future taxable income. All net operating losses generated in years ending 2018 and beyond do not expire. The approximate amounts and expiration dates are as follows:

Expires December 31,	Federal	State
2037	$ 92,513	$ 71,853
Non-expiring	813,340	628,843
	$ 905,853	$ 700,696

See Independent Accountants' Review Report

7.   ENVIRONMENTAL REGULATION:

Substantially all of the Company's facilities are subject to federal, state and local provisions regulating the discharge of materials into the environment. Compliance with these provisions has not had, nor does the Company expect such compliance to have, any material effect upon the capital expenditures, net income, financial condition or competitive position of the Company. Management believes that its current practices and procedures for the control and disposition of such waste comply with applicable federal and state requirements.

8.   CAPITAL STOCK

COMMON STOCK

The Company has authorized 4,000,000 shares of $0.0001 par value common stock. On December 11, 2019 shares were issued to investors and diluted. During the year ended December 31, 2020 the Company issued 26,134 shares. At December 31, 2020, 1,026,134 shares were issued and outstanding.

9.   SUBSEQUENT EVENTS:

The Company evaluated subsequent events through April 26, 2021 the date these financial statements were available to be issued. On January 30, 2020, the World Health Organization declared the coronavirus outbreak a "Public Health Emergency of International Concern" and on March 10, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of the coronavirus include restrictions on travel, and quarantines in certain areas, and forced closures for certain types of public places and businesses. The coronavirus and actions taken to mitigate it have had and are expected to continue to have an adverse impact on the economies and financial markets of many countries, including the geographical area in which the Company operates. While it is unknown how long these conditions will last and what the complete financial effect will be to the company, to date, the Company has experienced declining supply shortages and delays from vendors. Additionally, it is reasonably possible that estimates made in the financial statements have been, or will be, materially and adversely impacted in the near term as a result of these conditions.

HITCH HOTEL, INC.
SUPPLEMENTARY INFORMATION
SCHEDULE I - OPERATING EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2020 AND 2019

	2020	2019
OPERATING EXPENSES:		
Advertising and promotion	$ 38,586	$ 14,185
Automobile expense	9,493	12,780
Bank fees	2,882	1,384
Consultant fees	25,665	82,444
Depreciation and amortization	41,547	28,229
Management fees	2,133	26,227
Office supplies	578	7,154
Other taxes	366	575
Professional services	-	9,803
Repairs and maintenance	1,167	2,986
Research and development	-	770
Shipping	1,550	-
Subscriptions	2,558	3,454
Supplies	1,822	9,448
Telephone	3,528	1,680
Travel and entertainment	2,185	21,745
Total	$ 134,060	$ 222,864

CERTIFICATION

I, Geoff Patterson, Principal Executive Officer of Hitch Hotel, Inc., hereby certify that the financial statements of Hitch Hotel, Inc. included in this Report are true and complete in all material respects.

Geoff Patterson

Principal Executive Officer